

optimal GROUP

PRESS RELEASE

FOR IMMEDIATE RELEASE

Optimal Group Announces Second Quarter 2006 Results

---$0.28 per diluted share in Adjusted Earnings---

Montreal, Quebec, August 7, 2006—Optimal Group Inc. (NASDAQ:OPMR) today announced its financial results for the second quarter and six months ended June 30, 2006. All references are in U.S. dollars.

Revenues for the second quarter ended June 30, 2006 were $52.2 million compared to $32.0 million in the second quarter ended June 30, 2005. The increase in revenues is due primarily to acquisitions which were completed during fiscal 2005 as well as the organic growth in both the Optimal Payments and the FireOne Group business segments.

Adjusted earnings for the second quarter were $7.3 million or $0.28 per diluted share compared to $2.8 million or $0.11 per diluted share for the comparable period in 2005.

Adjusted earnings is a non-GAAP (generally accepted accounting principles) financial measure that excludes foreign exchange gains and losses, discontinued operations, restructuring costs, gain on sale of interest in FireOne and stock-based compensation. A reconciliation of Optimal's adjusted earnings is included in Annex A to the Company's consolidated financial statements attached below.

Net earnings in the second quarter ended June 30, 2006 were $3.7 million or $0.14 per diluted share compared to $20.7 million or $0.83 per diluted share, which included a gain on sale of an interest in FireOne of $30.6 million or $1.22 per diluted share, for the quarter ended June 30, 2005.

Net earnings per diluted share from continuing operations were $0.25 compared to $1.22 per diluted share, which included a gain on sale of an interest in FireOne of $1.22 per diluted share, for the comparable period in 2005.

Revenues for the six months ended June 30, 2006 were $104.7 million compared to $57.1 million in the six months ended June 30, 2005. The increase in revenues is due primarily to acquisitions which were completed during fiscal 2005 as well as the organic growth in both the Optimal Payments and the FireOne Group business segments.

Adjusted earnings for the six months ended June 30, 2006 were $14.4 million or $0.56 per diluted share compared to $6.2 million or $0.25 per diluted share for the comparable period in 2005.

Net earnings for the six months ended June 30, 2006 were $8.1 million or $0.31 per diluted share, compared to $20.8 million or $0.84 per diluted share, which included a gain on sale of an interest in FireOne of $1.22 per diluted share, for the six months ended June 30, 2005.

Net earnings per diluted share from continuing operations for the six months ended June 30, 2006 were $0.52 per diluted share, compared to $1.30 per diluted share, which included a gain on sale of an interest in FireOne of $1.22 per diluted share, for the comparable period in 2005.

Optimal's consolidated balance sheet remains strong. At June 30, 2006, the Company had:

- cash, cash equivalents, short-term investments (including amounts held in reserve) and settlement assets net of customer reserves, security deposits and bank indebtedness of $118.9 million;
- working capital, excluding cash and short-term investments held as reserves, of $77.7 million; and
- shareholders' equity of $212.0 million.

Financial Outlook for the Third Quarter of 2006

For the third quarter of 2006, Optimal anticipates adjusted earnings per diluted share of $0.30 to $0.32 based on fully diluted shares outstanding of approximately 25.9 million.

Use of Adjusted Earnings per Diluted Share

In addition to the financial measures prepared in accordance with GAAP, Optimal uses certain non-GAAP financial measures, including adjusted earnings per diluted share. Optimal believes that the inclusion of such measures helps investors to gain a better understanding of its core operating results and future prospects and is consistent with how management measures and forecasts the Company's operational and financial performance, especially when comparing such results to previous periods or forecasts.

Key assumptions and sensitivities

For the purposes of projecting our third quarter 2006 adjusted earnings per diluted share, we have made the following principal assumptions: there will be no events, such as the exercise or grant of stock options, which will significantly impact the number of fully diluted shares outstanding; third quarter growth in our payment processing industries, having account for seasonality factors, will approximate the growth experienced in recent quarters; we will be successful in the continuing integration of the business assets acquired by our payments business, and no unanticipated expenses will be incurred; bad debt expense will be consistent with our bad debt experience over recent quarters; and we will not suffer the loss, due to insolvency or otherwise, of any customer that accounts for a significant portion of the revenues of our payments business. Although we believe that the assumptions underlying our statement as to projected third quarter 2006 adjusted earnings per diluted share are reasonable, any of those assumptions could prove to be inaccurate and, therefore, there can be no assurance that such projection will prove to be accurate.

Our statement as to projected third quarter 2006 adjusted earnings per diluted share is forward looking, and does not take into account the potential impact of any future divestitures, acquisitions, mergers or other business combinations. Furthermore, our actual third quarter 2006 adjusted earnings per diluted share are subject to the risks and uncertainties summarized below under "Cautionary Statements Regarding Forward-Looking Statements" and could differ materially from our projection. As well, the non-GAAP financial results of Optimal's results of operations are not meant to be considered superior to or a substitute for Optimal's results of operations prepared in accordance with GAAP.

Recent Events

As stated in our July 24, 2006 filing on Form 8-K, the Board of Directors of our Company has been following legislative developments in the United States very closely and continually monitors strategic and transactional opportunities to maximize the value of our Company and its underlying assets and, thereby, enhance shareholder value. To assist the Board in its continuing assessment of available options, the Company has today engaged Genuity Capital Markets as financial advisor. There can be no assurance that this assessment of available options will lead to any specific transaction being proposed or implemented.

Conference call

Optimal's conference call will be held on Tuesday, August 8, 2006 at 10:00 am (EDT). It is the intent of Optimal's conference call to have the question and answer session limited to institutional analysts and investors. The call can be heard beginning at 10:00 am (EDT) as an audio webcast via Optimal's website at www.optimalgrp.com. As well, Optimal invites retail brokers and individual investors to hear the conference call replay by dialing 514-861-2272 / 1-800-408-3053 access code 3192334 #. The replay may be heard beginning at 11:00 am (EDT) on August 8, 2006 and will be available for five business days thereafter.

About Optimal Group Inc.

Optimal Group Inc. is a leading payments company with operations throughout North America, the United Kingdom and Ireland. Through Optimal Payments, we process credit card payments for Internet businesses, mail-order/telephone-order and retail point-of-sale merchants, and process electronic checks and direct debits online and by phone. Through FireOne Group (London/AIM: FPA.L) and its subsidiaries, we process online gaming transactions through the use of credit and debit cards, electronic debit and through FirePay (www.firepay.com), a leading stored-value, electronic wallet. FireOne Group offers FirePay for non-gaming purchases as well. Through Optimal Services Group, we provide repair depot and field services to retail, financial services and other third-party accounts.

For more information about Optimal, please visit the Company's website at www.optimalgrp.com.

Gary Wechsler
Chief Financial Officer
Optimal Group Inc.
(514) 738-8885
gary@optimalgrp.com

Cautionary Statements Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include, but are not limited to, statements about our current expectations with respect to our future growth strategies, opportunities and prospects, competitive position and industry environment. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, or those of the markets we serve, to differ materially from those expressed in, or implied by, these forward-looking statements, including:

- existing and future governmental regulations;
- general economic and business conditions in the markets we serve;
- consumer confidence in the security of financial information transmitted via the Internet;
- levels of consumer fraud, disputes between consumers and merchants and merchant insolvency;
- our ability to safeguard against breaches of privacy and security when processing electronic transactions;
- the imposition of and our compliance with rules and practice procedures implemented by credit card and check clearing associations;
- our ability to adapt to changes in technology, including technology relating to electronic payments systems;
- our ability to protect our intellectual property;
- our relationships with our suppliers and the banking associations that we rely upon to process our electronic transactions;
- disruptions in the function of our electronic payments systems and technological defects; and
- the factors described under Item 1A "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2006.

There may be additional risks and uncertainties and other factors that we do not currently view as material or that are not necessarily known. The forward looking statements made in this document are only made as of the date of this document.

Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in circumstances or any other reason after the date of this press release.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation. We are relying on the "safe harbor" provisions of the Private Securities Litigation Reform Act in connection with the forward-looking statements included in this press release.

Consolidated Balance Sheets, Statements of Operations and Statements of Cash Flows follow:

OPTIMAL GROUP INC.

Consolidated Balance Sheets
(Unaudited)

June 30, 2006 and December 31, 2005
(expressed in thousands of U.S. dollars)

		June 30, 2006		December 31, 2005
Assets				
Current assets:				
Cash and cash equivalents	$	139,091	$	98,236
Cash held as reserves		22,160		22,722
Short-term investments		48,113		82,361
Short-term investments held as reserves		4,510		3,014
Settlement assets		12,833		20,727
Accounts receivable		7,686		4,681
Income taxes receivable and refundable investment tax credits		1,057		1,055
Prepaid expenses and deposits		1,432		1,006
Future income taxes		2,263		2,349
Current assets related to discontinued operations held for sale		9,227		10,944
		248,372		247,095
Long-term receivables		2,939		3,528
Tax credit receivable		396		–
Property and equipment		2,545		2,660
Goodwill and other intangible assets		112,071		117,090
Other asset		10,462		10,462
Long-term assets related to discontinued operations held for sale		2,880		3,848
	$	379,665	$	384,683
Liabilities and Shareholders' Equity				
Current liabilities:				
Bank indebtedness	$	8,863	$	8,390
Customer reserves and security deposits		98,981		112,422
Accounts payable and accrued liabilities		21,721		21,796
Income taxes payable		7,650		9,003
Future income taxes		618		836
Current liabilities related to discontinued operations held for sale		6,128		6,587
		143,961		159,034
Non-controlling interest		16,440		12,926
Future income taxes		6,812		8,958
Long-term liabilities related to discontinued operations held for sale		407		475
Shareholders' equity:				
Share capital		200,413		195,149
Additional paid-in capital		22,370		25,884
Deficit		(9,254)		(16,259)
Cumulative translation adjustment		(1,484)		(1,484)
		212,045		203,290
	$	379,665	$	384,683

OPTIMAL GROUP INC.

Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2006 and 2005
(expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Revenues	$ 52,242	$ 32,037	$ 104,664	$ 57,116
Expenses:				
Transaction processing	24,545	13,950	50,053	26,205
Selling, general and administrative	14,550	8,034	26,519	14,608
Amortization of intangibles pertaining to transaction processing	3,050	1,795	6,065	2,506
Amortization of property and equipment	377	331	766	710
Stock-based compensation pertaining to selling, general and administrative	335	2,466	335	4,107
Research and development	825	654	1,630	1,272
Operating leases	384	343	752	505
Earnings from continuing operations before undernoted items	8,176	4,464	18,544	7,203
Investment income	2,235	494	3,517	831
Gain on sale of interest in FireOne	–	30,578	–	30,578
Earnings from continuing operations before income tax provision and non-controlling interest	10,411	35,536	22,061	38,612
Income tax provision	1,852	4,762	4,323	6,298
Earnings from continuing operations before non-controlling interest	8,559	30,774	17,738	32,314
Non-controlling interest	2,037	230	4,157	230
Earnings from continuing operations	6,522	30,544	13,581	32,084
Loss from discontinued operations	2,831	9,822	5,501	11,331
Net earnings	$ 3,691	$ 20,722	$ 8,080	$ 20,753
Weighted average number of shares:				
Basic	23,707,648	22,776,991	23,517,593	22,603,421
Plus impact of stock options and warrants	2,074,570	2,282,986	2,366,788	2,093,284
Diluted	25,782,218	25,059,977	25,884,381	24,696,705
Earnings (loss) per share:				
Continuing operations:				
Basic	$ 0.28	$ 1.34	$ 0.58	$ 1.42
Diluted	0.25	1.22	0.52	1.30
Discontinued operations:				
Basic	(0.12)	(0.43)	(0.24)	(0.50)
Diluted	(0.11)	(0.39)	(0.21)	(0.46)
Net:				
Basic	0.16	0.91	0.34	0.92
Diluted	0.14	0.83	0.31	0.84

OPTIMAL GROUP INC.

Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2006 and 2005
(expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Cash flows from (used in) operating activities:				
Net earnings	$ 3,691	$ 20,722	$ 8,080	$ 20,753
Add: loss from discontinued operations	2,831	9,822	5,501	11,331
Net earnings from continuing operations	6,522	30,544	13,581	32,084
Adjustments for items not affecting cash:				
Non-controlling interest	2,037	230	4,157	230
Gain on sale of interest in FireOne	–	(30,578)	–	(30,578)
Amortization	3,427	2,126	6,831	3,216
Future income taxes	(1,988)	136	(2,541)	1,260
Stock-based compensation	335	2,466	335	4,107
Foreign exchange	(822)	301	(868)	491
Net change in operating assets and liabilities	(1,918)	6,048	(11,473)	3,296
	7,593	11,273	10,022	14,106
Cash flows from (used in) financing activities:				
Proceeds from issuance of FireOne Group plc ordinary shares	15	–	21	–
Proceeds from issuance of Class "A" shares	217	2,041	4,047	4,961
FireOne Group Plc dividend paid	(2,107)	–	(2,107)	–
Decrease in bank indebtedness	1,469	(2,163)	938	(2,245)
Repurchase of Class "A" shares	(1,291)	–	(2,264)	–
	(1,697)	(122)	635	2,716
Cash flows from (used in) investing activities:				
Proceeds on sale of interest in FireOne	–	44,146	–	44,146
Purchase of property, equipment and intangible assets	(625)	(320)	(1,698)	(803)
Proceeds from maturity of short-term investments	14,425	23,798	34,248	60,062
Proceeds from note receivable	(241)	49	589	137
Decrease in cash held in escrow	–	11	–	2,720
Acquisition of MCA, including acquisition costs of $49	–	–	–	(2,689)
Payment of balance of sale of NPS	–	–	–	(1,500)
Acquisition of UBC	–	(44,277)	–	(44,277)
Transactions costs	–	(4,427)	–	(4,427)
Other	–	165	–	–
	13,559	19,145	33,139	53,369
Effect of exchange rate changes on cash and cash equivalents during the period	344	(445)	402	(669)
Cash flows of discontinued operations				
Operating cash flows	(2,522)	(2,625)	(3,196)	(3,583)
Financing cash flows	(26)	(374)	(65)	(470)
Investing cash flows	(11)	3	(82)	(709)
	(2,559)	(2,996)	(3,343)	(4,762)
Net increase in cash and cash equivalents	17,240	26,855	40,855	64,760
Cash and cash equivalents, beginning of period	121,851	100,842	98,236	62,937
Cash and cash equivalents, end of period	$ 139,091	$ 127,697	$ 139,091	$ 127,697

Annex A

Use of Non-GAAP Financial Information

We supplement our reporting of net earnings (loss) determined in accordance with Canadian and U.S. GAAP by reporting "adjusted earnings (loss)" as a measure of earnings (loss) in this earnings release. In establishing this supplemental measure of earnings (loss), we exclude foreign exchange gains and losses, discontinued operations, restructuring costs, gain on sale of interest in FireOne and stock-based compensation from net earnings (loss) as management believes that foreign exchange gains and losses are largely uncontrollable by management and discontinued operations, restructuring costs, gain on sale of interest in FireOne and stock-based compensation are not reflective of our core operations.

Management believes that adjusted earnings (loss) is useful to investors as a measure of our earnings (loss) because it is, for management, a primary measure of our performance, and provides a more meaningful reflection of our earnings potential.

Adjusted earnings (loss) does not have a standardized meaning under Canadian or U.S. GAAP and therefore should be considered in addition to, and not as a substitute for, net earnings (loss) or any other amount determined in accordance with Canadian and U.S. GAAP. Our measure of adjusted earnings (loss) reflects management's judgment in regard to the impact of foreign exchange gains and losses, discontinued operations, restructuring costs, gain on sale of interest in FireOne and stock-based compensation on our core operations, and may not be comparable to similarly titled measures reported by other companies.

OPTIMAL GROUP INC.
Reconciliation of Non-GAAP Financial Information
(expressed in thousands except per share amounts)

| | Three months ended | | | Six months ended | |
| | June 30, | | March 31, | June 30, | |
	2006 unaudited	2005 unaudited	2006* unaudited	2006 unaudited	2005 unaudited
Net earnings	3,691	20,722	4,389	8,080	20,753
Add (deduct):					
Loss from discontinued operations (including restructuring costs)	2,831	9,822	2,670	5,501	11,331
Gain on sale of interest in FireOne	-	(30,578)	-	-	(30,578)
Foreign exchange (included in selling, general and administrative)	407	323	75	482	539
Stock-based compensation pertaining to selling, general and administrative	335	2,466	-	335	4,107
Adjusted earnings	7,264	2,755	7,134	14,398	6,152
Diluted shares	25,782	25,060	25,982	25,884	24,697
Adjusted earnings per diluted share	$ 0.28	$ 0.11	$ 0.27	$ 0.56	$ 0.25

* Extracted from first quarter results (please refer to our press release dated May 8, 2006)